EXHIBIT 12.1

RIGEL PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges.  Our earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for years ended December 31, 2017, 2016, 2015, 2014 and 2013. “Earnings” consist of net income (loss) from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The extent to which earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for those periods is shown below. Amounts shown are in thousands except the ratio.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from operations before income taxes	$(77,992)	$(69,216)	$(51,464)	$(90,908)	$(89,027)
Plus: Combined fixed charges and preferred stock dividends	757	891	934	1,693	1,665
Earnings, as defined	(77,235)	(68,325)	(50,530)	(89,215)	(87,362)

Fixed charges:
Interest expense	—	—	—	—	—
Estimated interest component of rent	757	891	934	1,693	1,665
Total Fixed Charges	$757	$891	$934	$1,693	$1,665

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	—	—	—	—	—
Estimated interest component of rent	757	891	934	1,693	1,665
Preferred stock dividends	—	—	—	—	—
Total Fixed Charges and Preferred Stock Dividends	$757	$891	$934	$1,693	$1,665

Ratio of earnings to fixed charges **	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends **	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(77,992)	$(62,216)	$(51,464)	$(90,908)	$(89,027)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(77,992)	$(62,216)	$(51,464)	$(90,908)	$(89,027)

**    Because of the deficiency of earnings available to cover fixed charges for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, the ratio information for these periods is not applicable.